
July 21, 2021

David P. Berg
Chief Executive Officer
European Wax Center, Inc.
5830 Granite Parkway, 3rd Floor
Plano, Texas 75024

      Re: European Wax Center, Inc.
           Registration Statement on Form S-1
           Filed July 13, 2021
           File No. 333-257874

Dear Mr. Berg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary
Recent Developments, page 10

1.   We note your statement in your proposed disclosure that your final results are subject to revisions and "[a]ny such change may potentially be material" and thus, different from the estimates you are presenting. If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented. As a related matter, please expand your narrative disclosure to provide additional context for the preliminary financial information and metrics. This analysis might include a discussion of the trends set forth in MD&A section impacting historical results and how they relate to the preliminary

financial information and metrics.

The Reorganization Transactions, page 62

2. We note your disclosure that "EWC Ventures will make a distribution to the EWC Ventures Pre-IPO Members for the purpose of funding their tax obligations for periods prior to the closing of this offering." To the extent material, please quantify such distribution. In this regard, we note that you are dependent upon distributions from EWC Ventures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tatanisha Meadows at 202-551-3322 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Jennifer López at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services